FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               December 22, 2003

                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Result of EGM dated 22 December 2003



BRITISH ENERGY PLC

EXTRAORDINARY GENERAL MEETING

PROPOSED DISPOSAL OF INTEREST IN AMERGEN

British Energy shareholders have today approved the disposal to Exelon Generation Company LLC (Exelon) of British Energy's 50% interest in AmerGen Energy Company, LLC (AmerGen) at an Extraordinary General Meeting held solely for this purpose.

It is expected that closing of the transaction will take place within the next few days.

At closing, British Energy will receive approximately US$277m in cash subject, amongst other things, to any post-closing adjustments to be determined relating to working capital levels, unspent nuclear fuel, capital expenditures and low-level waste disposal costs at the time of closing.

The proceeds, net of transaction costs and break fee, are expected in the first instance to be used to repay outstanding sums made available to British Energy under the UK Government credit facility.


Contacts:

Andrew Dowler            Financial Dynamics, Media                 0207 831 3113

Paul Heward              British Energy, Investor Relations        01355 262 201

Website: www.british-energy.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  December 22, 2003                   BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations